Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of Konrad Malik
Direct Tel. 604-648-1671
Mail Address kmalik@wlmlaw.ca
Our File No. 1064-1

October 13, 2010

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Courtney Haseley Staff Attorney

Dear Sirs:

Re:	Winecom, Inc. ("the Company")
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-167227
Filed September 13, 2010

We are the solicitors for the Company.  We refer to your letter of September 28, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed September 13, 2010.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 3 to Form S-1 Registration Statement filed September 13, 2010

Risk Factors

General

1.
Please include a risk factor addressing the risks associated with the new offering structure.  In particular, we would expect such risk factor to alert investors to the fact that the offering proceeds, if any, may not be sufficient to fund planned operations and may not even cover the costs of the offering, such that post-offering the company may be in worse financial condition that it was prior to commencement of the offering.  Consider presenting this risk factor near the beginning of the risk factors section.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response:  The Company has added the following risk factor as the first risk factor in the Form S-1/A filed concurrently with this response:

“The proceeds of this offering, if any, may not be sufficient to fund planned operations and may not even cover the costs of the offering and you may lose your entire investment.

We are offering a maximum of 1,500,000 shares of our common stock at $0.04 per share, however there is no minimum to our offering.  Funds we raise in this offering, if any, may not be sufficient to fund our planned operations and may not even cover the costs of this offering.  If we are not able to raise any funds in this offering, our company will be in a worse financial position then prior to commencement of the offering as we will still incur the costs of this offering.  If we do not raise sufficient funds in this offering to fund our operations or even cover the costs of this offering, you may lose your entire investment.”

2.
It appears as though the company will only be subject to the periodic reporting obligations imposed by Section 15(d) of the Securities Exchange Act of 1934.  Yet, you have not alerted investors to the fact that the company will not be a filly reporting company, or explained the consequences of its future reporting status as a Section 15(d) filer.  In your next amendment, please include a risk factor alerting investors to the limited nature of the company's required reporting obligations and how those responsibilities vary from other duties imposed on fully reporting entities.

Response: The Company has added the following risk factor to the Form S-1/A filed concurrently with this response:

“If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a  reporting company and will not be subject to the proxy statement requirements, our securities can no longer be quoted on the OTC Bulletin Board, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2010, including a Form 10-K for the year ended December 31, 2010, assuming this registration statement is declared effective before that date.  At or prior to December 31, 2010, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.  We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on December 31, 2010.  If we do not file a registration statement on Form 8-A at or prior to December 31, 2010, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Use of Proceeds, page 8

3.
We note that your offering is not structured to require that a minimum amount of shares be sold.  As such, we would expect your discussion of use of proceeds to address the possibility that no proceeds will be raised in this offering, and the corresponding impact on your proposed business plans.  Please ensure that your enhanced disclosure in this section is consistent with your disclosure in Management's Discussion and Analysis, including your discussions regarding your plan of operations and liquidity needs.

Response:  The Company has added the following disclosure in the Use of Proceeds section of the Form S-1/A filed concurrently with this response:

“If we are not able to raise any funds in this Offering, we will not have sufficient capital to carry out our business plan as planned and will likely lack the funds to operate our business at all.  We will require additional funds to maintain our reporting status with the SEC and remain in good standing with the state of Nevada. These funds may be raised through equity financing, debt financing, or other sources, which may result in the dilution in the equity ownership of our shares. We will also need more funds if the costs of the development of our website costs greater than we have budgeted. We will also require additional financing to sustain our business operations if we are not successful in earning revenues. We currently do not have any arrangements regarding this Offering or following this Offering for further financing and we may not be able to obtain financing when required. Our future is dependent upon our ability to obtain further financing, the successful development of our website, a successful marketing and promotion program, attracting and, further in the future, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 4	CORPORATE AND SECURITIES LAWYERS

There are no assurances that we will be able to obtain further funds required for our continued operations. As widely reported, the global and domestic financial markets have been extremely volatile in recent months.  If such conditions and constraints continue, we may not be able to acquire additional funds either through credit markets or through equity markets. Even if additional financing is available, it may not be available on terms we find favorable. At this time, there are no anticipated sources of additional funds in place. Failure to secure the needed additional financing will have an adverse effect on our ability to remain in business.”

4.
On page 9, you state that "in all events [you] expect to proceed with [your] business plan as contemplated and [you] would have sufficient capital to sustain [your] operations and maintenance throughout [your] first year."  Yet, elsewhere in the registration statement you indicate that if you are not able to sell a sufficient number of shares you will be required to scale down your operations and that your estimated funding needs for the next twelve months are between $27,000 and $47,500.  Given the foregoing, as well as your offering expenses of $12,500 and the anticipated costs associated with your status as a public reporting company, please delete or revise the quoted language.

Response: The Company has deleted the following language from the Form S-1/A filed concurrently with this response:

“In all events we expect to proceed with our business plan as contemplated and we would have sufficient capital to sustain our operations and maintenance throughout our first year.”

Management's Discussion and Analysis

General

5.
Throughout Management's Discussion and Analysis, and elsewhere in your registration statement, please ensure that your discussion of planned operations and capital expenditures is consistent with your disclosure on pages 8 and 29 regarding anticipated uses of proceeds.  In this regard, by way of example, we note your disclosure on page 31 indicating that you budgeted a minimum of $5,000 and a maximum of $10,000 for the Adwords campaign, depending on the size of the offering.  Yet, in the event you sell less than 600,000 shares, based on your disclosure on page 29, it appears that you have not budgeted any funds towards the Adwords campaign.  Please review and revise your disclosure accordingly.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 5	CORPORATE AND SECURITIES LAWYERS

Response: The Company has made the required revisions in the Form S-1/A filed concurrently with this response.

6.
Since your offering is no longer subject to a minimum raise, your disclosure should clearly state your assumptions regarding the level of offering success that will enable you to fulfill your business goal.  We note that on page 30, you discuss your main objectives in months six through twelve following the offering, yet it is not clear to investors that such activities will likely only be accomplished if you gross at least $40,000 in the offering.  By way of further example, on page 30 you also describe your planned efforts in the first six months following the offering, assuming at least 600,000 shares are sold.  Yet the subsequent discussion involves capital expenditures that either exceed the amount of such net proceeds or are inconsistent with your previously described use of proceeds.  Please review and revise your registration statement to ensure that you clearly communicate your assumptions regarding the success of the offering and the corresponding impacts such outcome will have on your short and long term objectives and ability to execute your business plan.

Response:  The Company has made the required revisions in the Form S-1/A filed concurrently with this response.

Liquidity and Capital Resources, page 32

7.
Please more clearly state the minimum dollar amount of capital you expect will be needed to fund your planned operations for a period of twelve months from the date of the prospectus.  We note that you believe that existing capital resources will be exhausted by December 31, 2010 and that funds would thereafter be used in operations at an average rate of $8,000 per month.  In expressing your needs for capital for twelve months following the effective date, please clearly state that your estimate of needed capital is computed without taking into account any revenues from future operations, which are not assured.

Response:  The Company has added the following disclosure to this section in the Form S-1/A filed concurrently with this response:

“During the next 12 months we expect the rate at which we use our capital in our operations to vary, but average approximately $4,000 a month on our business development, marketing activities as well as general and administrative expenses which include legal and accounting if we are able to raise the maximum amount of funds under this Offering and fully carry out our current business plan.  Our estimate of needed capital is computed without taking into account any revenues from future operations, which are not assured.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 6	CORPORATE AND SECURITIES LAWYERS

Financial Statements, page F-1

8.	Please amend your registration statement to update the financial statements in accordance with Rule 8.08 of Regulation S-X.

Response:   The Company has included interim financial statements up to July 31, 2010 in the Form S-1/A filed concurrently with this response.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.